IMC Announces Details of Share Consolidation to Meet NASDAQ Capital Market Listing Requirement

  4:1 share consolidation to begin trading on February 12, 2021

  NASDAQ Capital Market listing expected in Q1 2021 under ticker symbol IMCC

Toronto, Canada; Glil Yam, Israel - February 10, 2021 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and Germany, is pleased to announce that, further to its press release dated December 17, 2020, it will be consolidating all of its issued and outstanding common shares ("Common Shares") on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares (the "Share Consolidation"). The Share Consolidation represents another step towards the listing of the Common Shares on the NASDAQ Capital Market ("NASDAQ") by meeting the minimum share price requirement set by  NASDAQ and follows confirmation from The Depository Trust Company ("DTC") that its Common Shares are now eligible for electronic clearing and settlement through DTC in the United States, as announced on January 26, 2021.

"We believe our efforts to finalize listing on NASDAQ are on track, and the timing is opportune," said Oren Shuster, Chief Executive Officer of IMC. "In light of positive developments for the medical cannabis industry around the world and the anticipated closing of the Trichome Financial Corp. ("Trichome") acquisition by IMC in the coming months, we look forward to bringing our strategy forward in one of the largest capital markets in the world."

A successful listing on NASDAQ is subject to satisfaction of all applicable listing and regulatory requirements, including, but not limited to, registration of the Common Shares with the United States Securities and Exchange Commission (the "SEC") and satisfaction of the NASDAQ listing requirements. Following receipt of all required approvals, the Company will issue a press release announcing its first trading date on NASDAQ.

Share Consolidation Details

The Company's board of directors approved the Share Consolidation and it is expected that the Common Shares will commence trading on a post-Share Consolidation basis on the Canadian Securities Exchange (the "CSE") on or about February 12, 2021.

Assuming the Share Consolidation is completed, the existing 160,245,457 Common Shares will be reduced to approximately 40,061,364 Common Shares, subject to adjustments for rounding purposes. No fractional shares will be issued. Any fractional interest in Common Shares that is less than 0.5 of a Common Share resulting from the Share Consolidation will be rounded down to the nearest whole Common Share and any fractional interest in Common Shares that is 0.5 or greater of a Common Share will be rounded up to the nearest whole Common Share.

There are currently 9,729,258 common share purchase warrants ("Warrants") listed for trading on the CSE, each exercisable at $1.30 per Warrant for one Common Share. Following the Share Consolidation, the number of listed Warrants outstanding will not be altered; however, the exercise terms will be adjusted in accordance with the terms of the warrant indenture dated August 30, 2019, as supplemented on November 14, 2019, such that four Warrants will be exercisable for one Common Share following the payment of an adjusted exercise price of $5.20.

The Share Consolidation was approved by holders of Common Shares at the Company's special meeting held on December 16, 2020. The Share Consolidation is subject to acceptance by the CSE.

Upon completion of the Share Consolidation, a letter of transmittal will be sent by mail to registered shareholders advising that the Share Consolidation has taken effect. The letter of transmittal will contain instructions on how registered shareholders can exchange their share certificates or Direct Registration System ("DRS") statements evidencing their pre-consolidation Common Shares for new share certificates or new DRS statements representing the number of post-consolidation Common Shares to which they are entitled.

Beneficial shareholders holding their Common Shares through an intermediary may be subject to different procedures for obtaining their post-consolidation Shares. If you have questions in this regard, you are encouraged to contact your intermediary.

The Company does not intend to change its name or seek a new stock trading symbol in connection with the Share Consolidation.

Change in Supply Agreement

On April 27, 2020, IMC announced that Focus Medical Herbs Ltd. ("Focus Medical") signed a supply agreement to purchase up to a total of 8,060 kg of medical cannabis between 2020 and 2023 (the "Supply Agreement"). Focus Medical and the relevant supplier mutually decided to amend the Supply Agreement to reflect the supply of only three harvests of medical cannabis to Focus Medical (the "Amendment Agreement"). Following this change, approximately 570 kg of medical cannabis is to be provided to Focus Medical by the supplier in Q1 2021. Upon payment for all three harvests, subject to the terms and conditions of the Amendment Agreement, the Supply Agreement will be terminated. The supplier operates with IMC-GAP certification and all strains cultivated under the Supply Agreement and the Amendment Agreement are proprietary to Focus Medical.

About IM Cannabis Corp.

IMC is an MCO in the medical cannabis sector headquartered in Israel and with operations In Israel and Germany. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU-GMP certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical is an "investee" of the Company under International Financial Reporting Standards 10 ("IFRS 10") due to the Company's "de facto control" over Focus Medical despite not having any direct or indirect ownership of it. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with six other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the timing, terms and completion of the Share Consolidation, including the ratio of pre-consolidation Common Shares to post-consolidation Common Shares that will be effected, non-issuance of fractional shares, adjusted exercise terms of Warrants post-Share Consolidation, contents and delivery of the letter of transmittal following completion of the Share Consolidation, and the CUSIP and ISIN of Common Shares and Warrants following the completion of the Share Consolidation; timing for the commencement of trading on the CSE following the completion of the Share Consolidation; timing on the approval of the listing of the Common Shares on the NASDAQ; the listing of the Common Shares on  NASDAQ; the completion of the acquisition of Trichome and any associated impact of such acquisition; additional merger and acquisition opportunities; any change regarding the Company's name or stock trading symbol on the CSE; the terms of the Supply Agreement, as amended, including the adjusted supply of medical cannabis and the termination of the Supply Agreement and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto control" over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the failure of the Company and Trichome to complete the proposed acquisition of Trichome or obtain any requisite corporate, regulatory and court approvals in respect of the acquisition in a timely manner or at all; a resurgence in the cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto control" over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of additional merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ listing requirements; failure to obtain effectiveness of a registration statement filed with the SEC; delays in the NASDAQ or SEC review of the Company's listing application or registration of securities with the SEC, including but not limited to delays relating to COVID-19; the Company's NASDAQ listing application being unsuccessful; the Company's inability to capture the benefits associated with a successful acquisition of Trichome and loss of key management and/or employees.

The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Readers should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca